Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Nos. 333-132370 and 333-132370-01

Offering Summary

(Related to the Pricing Supplement No. 2008-MTNDD209,

Subject to Completion, Dated January 29, 2008)

Citigroup Funding Inc.

ANY PAYMENTS DUE FROM CITIGROUP FUNDING INC.

FULLY AND UNCONDITIONALLY GUARANTEED BY CITIGROUP INC.

Principal-Protected Notes

Based Upon a Basket of Currencies

Due February 2010

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus and related prospectus supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and related prospectus supplement in that registration statement (File No. 333-132370) and the other documents Citigroup Funding and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Funding, Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and related prospectus supplement by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

January 29, 2008

Principal-Protected Notes

Based Upon a Basket of Currencies

Due February 2010

This offering summary represents a summary of the terms and conditions of the notes. We encourage you to read the preliminary pricing supplement and accompanying prospectus supplement and prospectus related to this offering.

How the Notes Work

Principal-Protected Notes Based upon a Basket of Currencies Due February 2010 (the “Notes”) are hybrid investments that combine characteristics of currency and fixed income instruments. Similar to a fixed income investment, these Notes offer investors the safety of 100% principal protection if held at maturity. However, the Notes do not offer current income, which means that you will not receive any periodic interest or other payments on the Notes prior to maturity.

At maturity, the Notes will pay an amount that is based on the Basket Return Percentage and the Participation Rate. The Basket Return Percentage will equal the average of the percentage change of the value of each of the Basket Currencies relative to the U.S. dollar over the term of the Notes. The basket of currencies is comprised of the Indian rupee, Indonesian rupiah, Singapore dollar and South Korean won (the “Basket Currencies”). This investment allows investors to participate in the growth potential of the value of the Basket Currencies relative to the U.S. dollar.

The Notes are currency-linked securities issued by Citigroup Funding Inc. that have a maturity of approximately two years. At maturity, you will receive an amount in cash equal to the sum of your initial investment in the Notes plus a Basket Return Amount, if any, which may be positive or zero. The Basket Return Amount will depend on the Basket Return Percentage and the Participation Rate. The Basket Return Percentage will equal the average percentage change of the value of each of the Basket Currencies relative to the U.S. dollar, as measured by each relevant exchange rate, from the Pricing Date to the Valuation Date.

The performance of each of the Basket Currencies is measured by its exchange rate. Each exchange rate reflects the amount of the relevant Basket Currency that can be exchanged for one U.S. dollar. Thus, an increase in a Basket Currency’s exchange rate means that the value of that currency has decreased. For example, if the USD/INR Exchange Rate has increased from 1.00 to 2.00, it means the value of one Indian rupee (as measured against the U.S. dollar) has decreased from US$1.00 to US$0.50. Conversely, a decrease in a Basket Currency’s exchange rate means that the value of that currency has increased. Increases in the values of the Basket Currencies relative to the U.S. dollar will lead to a higher return on your Notes, while decreases in the values of the Basket Currencies will lead to a lower return on your Notes. Because the Basket Return Percentage will be based on the sum of the Weighted Currency Returns for each of the Basket Currencies, a significant increase in the value of one currency may be substantially or entirely offset by a decrease in the value of the other currencies in the basket.

The Basket Return Amount will equal the product of (1) principal amount of Notes held at maturity, (2) the Basket Return Percentage and (3) a Participation Rate of approximately 140% to 160% (to be determined on the Pricing Date). Because the Notes are principal protected, the payment you receive at maturity will not be less than the amount of your initial investment in the Notes, even though the amount payable to you at maturity is dependent on the performance of the Basket Currencies relative to the U.S. dollar, as measured by each relevant exchange rate.

These Notes are not a suitable investment for investors who require regular fixed income payments since no payments will be made prior to maturity. These Notes may be an appropriate investment for the following types of investors:

■	Investors looking for exposure to currency-linked investments on a principal-protected basis but who are willing to forego current income.

■	Investors expecting appreciation of the Basket Currencies relative to the U.S. dollar over the term of the Notes.

■	Investors who seek to add a currency-linked investment to their portfolio for diversification purposes.

The Notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and, as a result of the guarantee, any payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc.

Capitalized terms used in this summary are defined in “Preliminary Terms” below.

Preliminary Terms

Issuer:	Citigroup Funding Inc.
Security:	Principal-Protected Notes Based Upon a Basket of Currencies Due February 2010.
Guarantee:	Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company.
Rating of the Issuer’s Obligations:	Aa3/AA- (Moody’s/S&P) based upon the Citigroup guarantee.
Principal Protection:	100% if held to the Maturity Date.
Pricing Date:	February , 2008.
Issue Date:	February , 2008.
Valuation Date:	Five business days before the Maturity Date.
Maturity Date:	Approximately two years after the Issue Date.
Interest:	None.
Issue Price:	100% of the principal amount.
Payment at Maturity:	For each US$1,000 Note, US$1,000 plus a Basket Return Amount, which may be positive or zero.
Basket Return Amount:	US$1,000 x Basket Return Percentage x Participation Rate, provided that the Basket Return Amount will not be negative.
Basket Return Percentage:	The sum of the Weighted Currency Return for each of the Basket Currencies, expressed as a percentage.

Weighted Currency Return:	Starting Exchange Rate – Ending Exchange Rate Starting Exchange Rate	x Allocation Percentage

Allocation Percentage:	25% for each of the Basket Currencies.
Basket Currencies:	The Indian rupee, Indonesian rupiah, Singapore dollar and South Korean won.
Starting Exchange Rate:	Each of the USD/INR, USD/IDR, USD/SGD and USD/KRW Exchange Rates on the Pricing Date.
Ending Exchange Rate:	Each of the USD/INR, USD/IDR, USD/SGD and USD/KRW Exchange Rates on the Valuation Date.
USD/INR Exchange Rate:	The U.S. dollar/Indian rupee exchange rate in the global spot foreign exchange market, expressed as the amount of Indian rupees per one U.S. dollar, as reported by Reuters on Page “RBIB,” or any substitute page, on any relevant date.
USD/IDR Exchange Rate:	The U.S. dollar/Indonesian rupiah exchange rate in the global spot foreign exchange market, expressed as the amount of Indonesian rupiah per one U.S. dollar, as reported by Reuters on Page “ABSIRFIX01,” or any substitute page, on any relevant date.
USD/SGD Exchange Rate:	The U.S. dollar/Singapore dollar exchange rate in the global spot foreign exchange market, expressed as the amount of Singapore dollars per one U.S. dollar, as reported by Reuters on Page “ABSIRFIX01,” or any substitute page, on any relevant date.
USD/KRW Exchange Rate:	The U.S. dollar/South Korean won exchange rate in the global spot foreign exchange market, expressed as the amount of South Korean won per one U.S. dollar, as reported by Reuters on Page “KFTC18,” or any substitute page, on any relevant date.
Participation Rate:	Approximately 140% to 160% (to be determined on the Pricing Date).
Denominations:	Minimum denominations and increments of US$1,000.
Listing:	None.
Underwriting Discount:	0.00%
Sales Commission Earned:	Not to exceed $15 per Note for each Note sold by a Smith Barney Financial Advisor.
Calculation Agent:	Citigroup Financial Products, Inc.
Business Day:	Any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York are authorized or obligated by law or executive order to close.

Benefits of the Notes

■	Return Potential

The Basket Return Amount payable at maturity is based on the Basket Return Percentage and on the Participation Rate, enabling you to participate in the potential increase in the value of the Basket Currencies during the term of the Notes without directly investing in the Basket Currencies.

■	Principal Protection

On the Maturity Date, we will pay you the principal amount of the Notes you then hold regardless of the performance of the Basket Currencies.

■	Diversification

The Notes are based on the performance of the Basket Currencies and may allow you to diversify an existing portfolio mix of stocks, bonds, mutual funds and cash.

Key Risk Factors for the Notes

■	The Basket Return Amount May be Zero

If the Basket Return Percentage is zero or negative, the payment you receive at maturity will be limited to the amount of your initial investment in the Notes. This will be true even if the value of each currency in the basket has increased relative to the U.S dollar at one or more times during the term of the Notes.

■	Reference to a Basket of Currencies May Lower Your Return

Because the Basket Return Percentage will be based on the sum of the Weighted Currency Return for each of the Basket Currencies, a significant increase in the value of one currency but not the other currencies relative to the U.S. dollar may be substantially or entirely offset by a decrease in the value of the other currencies in the basket relative to the U.S. dollar during the term of the Notes.

■	Potential for a Lower Comparable Yield

The Notes do not pay any interest. As a result, if the Basket Return Percentage is less than         %, the effective yield on your Notes will be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding of comparable maturity.

■	Secondary Market May Not Be Liquid

The Notes will not be listed on any exchange. There is currently no secondary market for the Notes. Citigroup Global Markets and/or other of Citigroup Funding’s affiliated dealers currently intend, but are not obligated, to make a market in the Notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Notes.

■	Resale Value of the Notes May Be Lower Than Your Initial Investment

Due to, among other things, changes in the value of the Basket Currencies, interest rates and Citigroup Funding and Citigroup’s perceived creditworthiness, the Notes may trade at prices below their initial issue price. You could receive substantially less than the amount of your investment if you sell your Notes prior to maturity.

■	Tax Treatment of the Notes

Because the Notes are contingent payment debt obligations of Citigroup Funding, you will be required to include original issue discount (“OID”) for U.S. federal income tax purposes in gross income on a constant yield basis over the term of the Notes, regardless of whether you receive more, less or no payments on the Notes in tax years prior to maturity.

■	Citigroup Inc. Credit Risk

The Notes are subject to the credit risk of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the Notes.

■	Fees and Conflicts

Citigroup Financial Products and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Notes. Further, Citigroup Funding expects to hedge its obligations under the Notes through the trading of the relevant currencies or other instruments, such as options, swaps or futures, based upon the Basket Currencies by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citigroup Financial Products’s role as the Calculation Agent for the Notes may result in a conflict of interest.

The Basket Currencies and Exchange Rates

General

The Basket Currencies consist of the Indian rupee, Indonesian rupiah, Singapore dollar and South Korean won (collectively, the “Basket Currencies”). Exchange rates are used to measure the performance of each of the Basket Currencies.

The exchange rates are foreign exchange spot rates that measure the relative values of two currencies, the U.S. dollar and the Indian rupee, in the case of the USD/INR Exchange Rate; the U.S. dollar and the Indonesian rupiah, in the case of the USD/IDR Exchange Rate; the U.S. dollar and the Singapore dollar, in the case of the USD/SGD Exchange Rate and the U.S. dollar and the South Korean won, in the case of the USD/KRW Exchange Rate. Each exchange rate is expressed as an amount of the relevant Basket Currency that can be exchanged for one U.S. dollar. Thus, an increase in a Basket Currency’s exchange rate means that the value of that currency has decreased. For example, if the USD/INR Exchange Rate has increased from 1.00 to 2.00, it means the value of one Indian rupee (as measured against one U.S.

dollar) has decreased from US$1.00 to US$0.50. Conversely, a decrease in a Basket Currency’s exchange rate means that the value of that currency has increased.

The Indian rupee is the official currency of the Republic of India.

The Indonesian rupiah is the official currency of the Republic of Indonesia.

The Singapore dollar is the official currency of the Republic of Singapore.

The South Korean won is the official currency of the Republic of Korea.

We have obtained all information in this offering summary relating to the Indian rupee, Indonesian rupiah, Singapore dollar and South Korean won and the relevant exchange rates from public sources, without independent verification. Currently the relevant exchange rates are published in The Wall Street Journal and other financial publications of general circulation. However, for purposes of calculating amounts due to holders of the Notes, the value of each Basket Currency will be determined as described in “Preliminary Terms” above.

Historical Data on the Exchange Rates

The following table sets forth, for each of the quarterly periods indicated, the high and low values of each relevant exchange rate, as reported by Reuters. The historical data on the relevant exchange rate are not indicative of the future performance of the Basket Currencies or what the value of the Notes may be. Any historical upward or downward trend in any of the relevant exchange rate during any period set forth below is not an indication that the value of the Basket Currencies is more or less likely to increase or decrease at any time over the term of the Notes.

	USD/INR Exchange Rate		USD/IDR Exchange Rate		USD/SGD Exchange Rate		USD/KRW Exchange Rate
	High	Low	High	Low	High	Low	High	Low
2003
Quarter
First	48.02	47.50	9,126	8,828	1.7720	1.7246	1,255.6	1,170.4
Second	47.46	46.47	8,906	8,136	1.7836	1.7175	1,258.0	1,184.5
Third	46.48	45.72	8,673	8,165	1.7644	1.7271	1,194.9	1,150.2
Fourth	45.94	45.27	8,583	8,365	1.7466	1.6995	1,203.6	1,146.6
2004
Quarter
First	45.63	43.39	8,648	8,318	1.7161	1.6716	1,195.5	1,153.6
Second	46.20	43.56	9,472	8,578	1.7272	1.6664	1,188.4	1,140.6
Third	46.46	45.64	9,390	8,821	1.7277	1.6840	1,171.3	1,144.4
Fourth	45.92	43.58	9,369	8,950	1.6914	1.6314	1,152.7	1,038.3
2005
Quarter
First	44.02	43.36	9,521	9,134	1.6525	1.6191	1,053.2	998.4
Second	43.83	43.30	9,766	9,440	1.6859	1.6346	1,024.4	998.2
Third	44.12	43.39	10,894	9,740	1.7005	1.6464	1,053.8	1,011.9
Fourth	46.33	44.09	10,289	9,734	1.7060	1.6620	1,060.3	1,011.9
2006
Quarter
First	45.05	44.07	9,757	9,009	1.6605	1.6140	1,008.9	961.1
Second	46.43	44.61	9,523	8,724	1.6157	1.5608	970.7	930.7
Third	46.95	45.86	9,248	9,038	1.5943	1.5672	966.3	942.2
Fourth	45.84	44.23	9,228	9,005	1.5908	1.5343	961.2	918.0
2007
Quarter
First	44.61	43.14	9,224	8,964	1.5450	1.5159	950.0	926.0
Second	43.15	40.45	9,122	8,670	1.5429	1.5102	938.8	923.1
Third	41.57	39.70	9,475	8,991	1.5343	1.4852	949.7	913.8
Fourth	39.85	39.27	9,442	9,043	1.4822	1.4395	943.8	902.2
2008
Quarter
First (through January 28)	39.73	39.27	9,487	9,344	1.4478	1.4224	954.3	934.5

The USD/INR Exchange Rate appearing on Reuters Page “RBIB” on January 28, 2008 was 39.47.

The USD/IDR Exchange Rate appearing on Reuters Page “ABSIRFIX01” on January 28, 2008 was 9,347.

The USD/SGD Exchange Rate appearing on Reuters Page “ABSIRFIX01” on January 28, 2008 was 1.4224.

The USD/KRW Exchange Rate appearing on Reuters Page “KFTC18” on January 28, 2008 was 948.6.

Historical Graphs

The following graphs show the daily values of each of the USD/IDR, USD/SGD and USD/KRW Exchange Rates in the period from January 2, 2003 through January 28, 2008 and the USD/INR Exchange Rate in the period from January 1, 2003 through January 28, 2008, using historical data obtained from Reuters. Past movements of the relevant exchange rates are not indicative of future values of the Basket Currencies.

Hypothetical Maturity Payment Examples

The examples below show the hypothetical maturity payments to be made on an investment of US$1,000 principal amount of Notes based on various Ending Exchange Rates of the Basket Currencies. The following examples of hypothetical maturity payment calculations are based on the following assumptions:

■	Pricing Date: February 25, 2008

■	Issue Date: February 28, 2008

■	Principal amount: US$1,000 per Note

■	Starting Exchange Rate of the USD/INR Exchange Rate: 39.25

■	Starting Exchange Rate of the USD/IDR Exchange Rate: 9,400

■	Starting Exchange Rate of the USD/SGD Exchange Rate: 1.4200

■	Starting Exchange Rate of the USD/KRW Exchange Rate: 935.0

■	Participation Rate: 140%

■	Allocation Percentage: 25% for each Basket Currency

■	Maturity Date: February 28, 2010

■	The Notes are purchased on the Issue Date and are held through the Maturity Date.

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual maturity payment will depend on the actual Basket Return Amount, which, in turn, will depend on the actual Starting Exchange Rate and Ending Exchange Rate of each Basket Currency, the Participation Rate and the Allocation Percentage.

	Hypothetical Ending Exchange Rate				Hypothetical Weighted Currency Return(1)
Example	USD/ INR	USD/ IDR	USD/ SGD	USD/ KRW	INR	IDR	SGD	KRW	Hypothetical Basket Return Percentage(2)	Hypothetical Basket Return Amount(3)		Hypothetical Payment at Maturity(4)		Hypothetical Note Return % per Annum(5)
1	46.65	6,768	1.9585	1,233.8	-4.71%	7.00%	-9.48%	-7.99%	-15.18%	US$	0.00	US$	1,000.00	0.00%
2	53.45	10,165	1.8091	1,233.4	-9.04%	-2.03%	-6.85%	-7.98%	-25.91%		$0.00		$1,000.00	0.00%
3	37.01	9,561	1.6706	1,084.3	1.43%	-0.43%	-4.41%	-3.99%	-7.41%		$0.00		$1,000.00	0.00%
4	41.37	5,403	2.0807	907.9	-1.35%	10.63%	-11.63%	0.72%	-1.63%		$0.00		$1,000.00	0.00%
5	38.44	9,246	1.5227	867.9	0.52%	0.41%	-1.81%	1.79%	0.91%		$12.76		$1,012.76	0.64%
6	37.05	10,095	0.8752	1,138.0	1.40%	-1.85%	9.59%	-5.43%	3.72%		$52.03		$1,052.03	2.60%
7	34.04	8,147	1.9760	586.1	3.32%	3.33%	-9.79%	9.33%	6.19%		$86.67		$1,086.67	4.33%
8	42.56	6,644	1.3228	822.5	-2.11%	7.33%	1.71%	3.01%	9.94%		$139.17		$1,139.17	6.96%
9	28.03	5,504	2.0016	662.3	7.15%	10.36%	-10.24%	7.29%	14.56%		$203.84		$1,203.84	10.19%
10	26.00	7,714	1.3325	702.9	8.44%	4.48%	1.54%	6.21%	20.67%		$289.38		$1,289.38	14.47%

(1)	Hypothetical Weighted Currency Return for each Basket Currency = [(Starting Exchange Rate – Ending Exchange Rate)/Starting Exchange Rate] x 25%.

(2)	Hypothetical Basket Return Percentage = Sum of Weighted Currency Return for USD/KRW, USD/INR, USD/IDR, and USD/SGD.

(3)	Hypothetical Basket Return Amount = the greater of (US$1,000 x Basket Return Percentage x 140%) and US$0.

(4)	Hypothetical Payment at Maturity = US$1,000 + Basket Return Amount.

(5)	Hypothetical Note Return % per Annum includes the Hypothetical Basket Return Amount.

Certain U.S. Federal Income Tax Considerations

The following summarizes certain federal income tax considerations for initial U.S. investors that hold the Notes as capital assets.

All investors should refer to the preliminary pricing supplement related to this offering and the accompanying prospectus supplement and prospectus for additional information relating to U.S. federal income tax and should consult their tax advisors to determine the tax consequences particular to their situation.

Because the Notes are contingent payment debt obligations of Citigroup Funding, U.S. holders of the Notes will be required to include original issue discount (“OID”) for U.S. federal income tax purposes in gross income on a constant yield basis over the term of the Notes. This tax OID (computed at an assumed comparable yield of         % compounded semiannually) will be includible in a U.S. holder’s gross income (as ordinary income) over the term of the Notes (although holders will receive no payments on the Notes prior to maturity), and generally will be reported to U.S. non-corporate holders on an IRS Form 1099. The assumed comparable yield is based on a rate at which Citigroup Funding would issue a similar debt obligation with no contingent payments. The amount of tax OID is based on an assumed amount representing all amounts payable on the Notes. This assumed amount is neither a prediction nor guarantee of the actual yield of, or payments to be made in respect of, the Notes. If the amount we actually pay at maturity is, in fact, less than this assumed amount, then a U.S. holder will have recognized taxable income in periods prior to maturity that exceeds that holder’s economic income from holding the Notes during such periods (with an offsetting ordinary loss). If the amount we actually pay at maturity is, in fact, higher than this assumed amount, then a U.S. holder will be required to include such additional amount as ordinary income. If a U.S. holder disposes of the Notes, the U.S. holder will be required to treat any gain recognized upon the disposition of the Notes as ordinary income (rather than capital gain).

In the case of a holder of the Notes that is not a U.S. person all payments made with respect to the Notes and any gain realized upon the sale or other disposition of the Notes should not be subject to U.S. income or withholding tax, provided that the holder complies with applicable certification requirements (including in general the furnishing of an IRS form W-8 or substitute form) and such payments and gain are not effectively connected with a U.S. trade or business of such holder.

ERISA and IRA Purchase Considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the Notes as long as either (A)(1) no Citigroup Global Markets affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the Notes or renders investment advice with respect to those assets and (2) such plan or retirement account is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Notes by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the preliminary pricing supplement related to this offering for more information.

Additional Considerations

If any of the relevant exchange rates is not available on Reuters Page “KFTC18,” “RBIB” or “ABSIRFIX01,” as applicable, or any substitute pages thereto, the Calculation Agent may determine the relevant exchange rate in accordance with the procedures set forth in the preliminary pricing supplement related to this offering. You should refer to the section “Description of the Notes – Basket Return Amount” in the preliminary pricing supplement for more information.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers.

Client accounts over which Citigroup or its affiliates have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

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